                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)

                         JOSHUA TREE CONSTRUCTION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    481058204
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            MAYER, BROWN, ROWE & MAW
                  700 LOUISIANA, SUITE 3600, HOUSTON, TX. 77002
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 JANUARY 4, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
            13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)



----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 481058204               SCHEDULE 13D
--------------------------------------------------------------------------------




1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         THOMSON KERNAGHAN & CO. LIMITED ("Reporting Entity")
         IRS Identification No.: None

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         None

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada

--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                           -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY               -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                   -0-
--------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                           -0-

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,205,000 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          99.47%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
          CO



                                                                          Page 1
--------------------------------------------------------------------------------

CUSIP No. 481058204               SCHEDULE 13D
--------------------------------------------------------------------------------




1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CANADIAN ADVANTAGE LIMITED PARTNERSHIP ("Reporting Entity")
      IRS Identification No.: Not Applicable

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Ontario, Canada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                           18,588,600 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY               -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                   18,588,600 shares

--------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                           -0-

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                   20,205,000 shares

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 99.47%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
                   OO



                                                                          Page 2
--------------------------------------------------------------------------------

CUSIP No. 481058204               SCHEDULE 13D
--------------------------------------------------------------------------------




1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ADVANTAGE [BERMUDA] FUND, LTD. ("Reporting Entity")
      IRS Identification No.: None

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Bermuda
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                                1,616,400 shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
    WITH                        1,616,400 shares
--------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  20,205,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   99.47%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      Reporting Entity: OO



                                                                          Page 3
--------------------------------------------------------------------------------

CUSIP No. 481058204               SCHEDULE 13D
--------------------------------------------------------------------------------




1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      MARK E. VALENTINE ("Reporting Entity")
      IRS Identification No.: Not Applicable

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      None

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Ontario, Canada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                           -0-
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY               -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                  -0-
    WITH

--------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                           -0-

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

           20,205,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 99.47%

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

           IN



                                                                          Page 4
--------------------------------------------------------------------------------

CUSIP No. 481058204               SCHEDULE 13D
--------------------------------------------------------------------------------




ITEM 1. Security and Issuer

         This report pertains to the common stock, par $0.001 per share of Joshua Tree Construction, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 5450 W. Sahara, 2nd Floor, Las Vegas, Nevada 89146.

ITEM 2. Identity and background:

         The persons filing this statement are:

Thomson Kernaghan & Co Ltd ("Thomson Kernaghan"), a Canadian investment dealer, whose principal offices are located at 120 Adelaide Street West, 16th Floor, Toronto, Ontario M5H 1T1, Canada.

Canadian Advantage Limited Partnership ("CALP"), a Canadian investment fund whose principal executive offices are c/o VMH Management Limited, 120 Adelaide Street West, 16th Floor, Toronto, Ontario M5H 1T1, Canada.

Advantage [Bermuda] Fund, Ltd. ("ABFL"), a Bermuda investment fund, whose principal executive Bermuda offices are c/o Washington Mall 1, 3rd Floor, 22 Church St., Hamilton 11 Bermuda.

Mark E. Valentine, an individual, whose principal offices are c/o TK Holdings, Inc., 120 Adelaide Street West, 16th Floor, Toronto, Ontario M5H 1T1, Canada.

CALP, ABFL and Thomson Kernaghan are under the common control of Mark E. Valentine, the Chief Executive Officer of Thomson Kernaghan & Co. Limited, who has authority to vote and dispose of the shares beneficially owned by any of them. Accordingly, Thomson Kernaghan, CALP and ABFL may be considered a group which beneficially owns all of the shares beneficially owned by any of them.

ITEM 3. Source and Amount of Funds or Other Consideration

         On January 4, 2002, CALP purchased 205,000 shares of the Issuer's common stock from First Capital partners MM, Inc., for an aggregate purchase price of $375,000, pursuant to a written Stock Purchase Agreement dated January 4, 2002, among First Capital Partners, MM, Inc., the Issuer and CALP. A copy of this agreement is attached as Exhibit 7.1. CALP is the owner of 77% of these shares and ABFL is the owner of 23% of these shares. The source of the purchase price was CALP's and ABFL's respective funds held for investment. CALP provided 77% of the purchase price and ABFL provided 23% of the purchase price.

         On January 11, 2002, CALP purchased 200,000 shares of the Issuer's Series A Convertible Preferred Stock from the Issuer, for an aggregate purchase price of $20,000, pursuant to a written Series A Convertible Stock Purchase Agreement between the Issuer and CALP dated January 11, 2002. A copy of this agreement is attached as Exhibit 7.2. CALP was the owner of 77% of these shares and ABFL was the owner of 23% of these shares. The source of the purchase price was CALP's and ABFL's respective funds held investment. CALP provided 77% of the purchase price and ABFL provided 23% of the purchase price. The Series A Preferred are convertible into shares of the Issuer's common stock, at the holders' option, at the ratio of 100 shares of common stock for each share of Series A Convertible Preferred. On January 14, 2002, CALP and ABFL converted an aggregate of 170,000 shares of Series A Convertible Preferred into an aggregate of 17,000,000 shares of the Issuer's common stock, 77% of which were converted by CALP and 23% of which were converted by ABFL. CALP and ABFL are deemed to be the beneficial owners of 77% and 23%, respectively, of the 3,000,000 shares of common stock into which the remaining 30,000 shares of Series A Convertible Stock are convertible.

ITEM 4. Purpose of Transaction

         The Reporting Persons believe that the Issuer is an attractive candidate for an acquisition or merger, and plan to introduce the company to parties who may wish to acquire or merge with the Issuer.



                                                                          Page 5
--------------------------------------------------------------------------------

CUSIP No. 481058204               SCHEDULE 13D
--------------------------------------------------------------------------------




ITEM 5. Interest in Securities of Issuer

         All of the information given below is as of February 15, 2002. Percentages are based on 20,312,230 shares of Common Stock (post-split) outstanding as of January 30, 2002.

         Collectively, the Reporting Persons beneficially own and have sole voting and dispositive power over 20,205,000 shares of common stock and shared voting power over 99.47% shares of common stock.

         The Reporting Persons have effected no transactions in the Issuer securities during the last 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

ITEM 7. Material to be filed as Exhibits

         7.1 Stock Purchase Agreement dated January 4, 2002 by and among the Issuer., First Capital Partners MM, LLC and Canadian Advantage Limited Partnership, a copy of which is attached.

         7.2 Series A Convertible Preferred Stock Purchase Agreement dated January 11, 2002 between Joshua Tree Construction, Inc. and Canadian Advantage Limited Partnership, a copy of which is attached.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2002                      THOMSON KERNAGHAN & CO. LTD
-----------------------
[Date]

                                       By: /s/ Mark E. Valentine
                                          --------------------------------------
                                       Title: Chairman
                                             -----------------------------------

February 21, 2002                      CANADIAN ADVANTAGE LIMITED PARTNERSHIP
-----------------------
[Date]                                 by: VMH Management, Ltd,
                                             its general partner

                                       By: /s/ Mark E. Valentine
                                          --------------------------------------
                                       Title: Chairman and CEO
                                             -----------------------------------

February 21, 2002                      ADVANTAGE [BERMUDA] FUND, LTD
-----------------------
[Date]                                 by: VMH Management, Ltd,
                                             its investment advisor

                                       By: /s/ Mark E. Valentine
                                          --------------------------------------
                                       Title: Chairman and CEO
                                             -----------------------------------

February 21, 2002                      MARK VALENTINE
-----------------------
[Date]                                 /s/ Mark E. Valentine
                                       -----------------------------------------



                                                                          Page 6
--------------------------------------------------------------------------------

CUSIP No. 481058204               SCHEDULE 13D
--------------------------------------------------------------------------------




         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.



                                                                          Page 7
--------------------------------------------------------------------------------

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
7.1               Stock Purchase Agreement dated January 4, 2002 by and among the Issuer., First Capital Partners MM, LLC and Canadian
                  Advantage Limited Partnership, a copy of which is attached.

7.2               Series A Convertible Preferred Stock Purchase Agreement dated
                  January 11, 2002 between Joshua Tree Construction, Inc. and
                  Canadian Advantage Limited Partnership, a copy of which is attached.